Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-231931

Final Term Sheet

AMERICAN TOWER CORPORATION

September 23, 2021

Issuer:	American Tower Corporation (“AMT”)

Coupon:	1.450% Senior Notes due 2026 (the “2026 Notes”) 2.300% Senior Notes due 2031 (the “2031 Notes”) 2.950% Senior Notes due 2051 (the “2051 Notes”)

Principal Amount:

2026 Notes: $600,000,000

2031 Notes: $700,000,000

2051 Notes: $500,000,000 (which will be consolidated, form a single series and be fully fungible, with our outstanding $550,000,000 2.950% Senior Notes due 2051 issued on November 20, 2020)

Maturity Date:	2026 Notes: September 15, 2026 2031 Notes: September 15, 2031 2051 Notes: January 15, 2051

Benchmark Treasury:	2026 Notes: 0.750% UST due August 31, 2026 2031 Notes: 1.250% UST due August 15, 2031 2051 Notes: 2.375% UST due May 15, 2051

Benchmark Treasury Price and Yield:	2026 Notes: 99-04+; 0.929% 2031 Notes: 98-16; 1.413% 2051 Notes: 110-07+; 1.921%

Spread to Benchmark Treasury:	2026 Notes: T + 63 basis points 2031 Notes: T + 95 basis points 2051 Notes: T + 115 basis points

Yield to Maturity:	2026 Notes: 1.559% 2031 Notes: 2.363% 2051 Notes: 3.071%

Price to Public:	2026 Notes: 99.481% 2031 Notes: 99.444% 2051 Notes: 97.670% (plus $2,950,000 of accrued interest from July 15, 2021)

Ratings(1):	Baa3 (Stable) / BBB- (Stable) / BBB+ (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:

2026 Notes: Semi-annually on March 15 and September 15 of each year, commencing on March 15, 2022

2031 Notes: Semi-annually on March 15 and September 15 of each year, commencing on March 15, 2022

2051 Notes: Semi-annually on January 15 and July 15 of each year, commencing on January 15, 2022

Make-whole Call:

2026 Notes: Prior to August 15, 2026 (one month prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 10 basis points

2031 Notes: Prior to June 15, 2031 (three months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 15 basis points

2051 Notes: Prior to July 15, 2050 (six months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 25 basis points

Par Call:

2026 Notes: At any time on or after August 15, 2026 (one month prior to their maturity date)

2031 Notes: At any time on or after June 15, 2031 (three months prior to their maturity date)

2051 Notes: At any time on or after July 15, 2050 (six months prior to their maturity date)

Trade Date:	September 23, 2021

Settlement Date:	September 27, 2021 (T+2)

CUSIP/ISIN:	2026 Notes: 03027XBR0 / US03027XBR08 2031 Notes: 03027XBS8 / US03027XBS80 2051 Notes: 03027XBK5 / US03027XBK54

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness under the 2019 Term Loan and for general corporate purposes.

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $1,765.1 million (excludes $2.950 million of accrued interest for the 2051 Notes) after deducting underwriting discounts and commissions and estimated expenses payable by us, and the use of $500.0 million of the net proceeds to repay existing outstanding indebtedness under the 2019 Term Loan.

Joint Book-Running Managers:	Barclays Capital Inc. BBVA Securities Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC TD Securities (USA) LLC

Senior Co-Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

EA Markets Securities LLC

Goldman Sachs & Co. LLC

ING Financial Markets LLC

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC SMBC Nikko Securities America, Inc.

Co-Managers	Commerz Markets LLC Santander Investment Securities Inc. Standard Chartered Bank

(1)

These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated September 23, 2021 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, BBVA Securities Inc. at 1-800-422-8692, Mizuho Securities USA LLC at 1-866-271-7403, RBC Capital Markets, LLC at 1-866-375-6829 and TD Securities (USA) LLC at 1-855-495-9846.

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